SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RADYNE COMSTREAM INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.001 Par Value Per Share,
Under the Radyne Comstream Inc. 1996 Incentive Stock Option Plan and
2000 Long-Term Incentive Plan
(Title of Class of Securities)

750611 40 2
(CUSIP Number of Class of Securities)

Garry D. Kline
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,179,024.00	$292.47

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $2.80, the average of the high and low sales prices of Radyne ComStream’s Common Stock on December 20, 2002, as reported on the Nasdaq National Market, and assumes that options to purchase 1,135,366 shares of Radyne ComStream’s Common Stock will be exchanged and cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$292.47 Schedule TO-I	Filing Party: Radyne ComStream Inc. Date Filed: December 23, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rules 14d-1.

[x]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

Items 1-11
Item 12 Exhibits.
SIGNATURE
EXHIBIT INDEX

Introductory Statement

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, $.001 par value per share, upon the terms and subject to the conditions described in the Offer to Exchange, dated December 23, 2002.

Items 1-11

Items 1-11 are amended as follows:

The Offer to Exchange, dated December 23, 2002 is hereby supplemented and amended as follows:

1.	The bullet, titled “What are the Conditions to the Offer?” in the Section titled “Summary Term Sheet,” on page 1 of the Offer to Exchange is amended to read as follows:

“•	What are the Conditions that Would Allow Radyne ComStream to either Terminate or Amend the Offer?

“The Offer is not conditioned upon a minimum number of options being tendered. However, the Offer is subject to a number of conditions that would allow us to either terminate or amend the Offer, all of which are described in Section 6. We urge you to carefully read these conditions. (Section 6)”

2.	The first paragraph of Section 6, “Conditions to the Offer,” on page 15 of the Offer to Exchange is amended to read as follows:

“Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after December 23, 2002, and prior to the Expiration Date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:”

Item 12          Exhibits.

(a)	(1)	Offer to Exchange, dated December 23, 2002*

	(2)	Form of Letter of Transmittal*

	(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

	(4)	Form of Letter to Eligible Option Holders*

	(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*

	(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*

	(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*

	(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*

(b)	Not applicable.

(d)	(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on July 19, 2000 (File No. 333-41704)*

(d)	(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 10, 2003.

RADYNE COMSTREAM INC.

	By:	/s/ Garry D. Kline

Garry D. Kline
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Exchange, dated December 23, 2002*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange.*

(a)(4)	Form of Letter to Eligible Option Holders*

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated by reference*

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated by reference*

(a)(7)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 19, 2002 and incorporated by reference*

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated by reference*

(d)(1)	Radyne ComStream Inc. 2000 Long-Term Incentive Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement, as filed with the commission on July 19, 2000 (File No. 333-41704)*

(d)(2)	Radyne ComStream Inc. 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on March 12, 1997 (File No. 333-23159), as amended by an Amendment to 1996 Incentive Stock Option Plan incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8, as filed with the Commission on November 18, 1998 (File No. 333-67469)*

*Previously filed